UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of **December 2006**

Commission File Number: **0-51212**

Jet*Gold* corp.

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

<u>Exhibit No.</u> <u>Document</u>

   1   News Release dated December 4, 2006
   2   News Release dated December 15, 2006
   3.   Material Change Report dated December 15, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

Date: December 29, 2006

Signed: *Robert L. Card*

Name: **Robert L. Card,**
Title: **President**

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD IDENTIFIES MAJOR EXTENSION OF NASKEENA COAL PROPERTY

Vancouver, BC - December 4, 2006 - Jet Gold Corp. (TSX-V: JAU) (the "Company") is pleased to report that preliminary field reconnaissance on the Company's Naskeena Coal Property has identified new coal bearing structures beyond those outlined by historical records. The ongoing work program included surface sampling, mapping, minor trenching and verifying and recording old and newly discovered coal showings.

The Naskeena Project encompasses an area of approximately 17 square miles and is located 27 miles from Terrace, British Columbia adjacent to a paved road and about 100 miles from the coal port at Prince Rupert, BC. Two previous historical reports on the property have suggested a potential resource of up to 200 million tonnes of high grade coal, however, these reports were only estimates and were not 43-101 compliant, and thus would need to be confirmed by a modern exploration program. Nevertheless, a number of coal seams are now visible and management is very encouraged by the property evaluation so far.

The field work program is being conducted by Doug McRae, RFT and supervised by project geologist Alex Burton, P.Eng., P.Geo., a qualified person. As a result of the field work and the discovery of additional coal showings, their observation was that the project is of a far bigger scale than they had anticipated by reviewing the historical data. Moreover, field testing with a voltmeter of a number of grab samples shows excellent conductivity, which in turn would seem to indicate an extremely high carbon content in the coal beds. Although not conclusive, if this can be verified by lab testing it would mean that the coal could be highly suitable for power generation and for the metallurgical markets.

The viable coal-bearing area is delineated by logical boundaries, the eastern and western faults, and has minimal alteration when compared to nearby areas which have been affected by intrusive activity. This is an advantage, and it is likely that the Naskeena property is a virtually undisturbed portion of the Bowser Basin sediments. The area of this anomaly is roughly estimated at over 18,000 acres, and the northern portion is typically of shallow overburden and gentle dipping beds, which is also a positive since this area can now be explored for its open pit possibilities. The historic Naskeena showing, discovered in 1913 by G.F. Monckton and P. Chesley, consists of various beds of coal varying in thickness. Some hand trenching has been completed on the lowest bed and five trenches were dug over 30m of strike to expose this bed. The elevation of the main showings range from 250m to 300m. This main showing is bracketed by new discoveries of coal, which when coupled with the regularity of the bedding suggest that the potential for the property is significant.

A new showing located 4.8 kilometres to the northwest is less than 200m from the highway. The elevation of this showing is 290m and at this time only rudimentary work has been done to expose the bed. The significance of this bed is that it has some of the flattest bedding found to date. A second showing was found 4.2km to the north of the main showing on the flank of Stirling Mountain. It is at an elevation of 520m. A third new showing, 5.1km to the southeast of the main showing, at Clear Creek, has multiple beds at an elevation of 410m. The new showings of coal will enable the Company to drill in four areas with surface showings of coal versus working out from the known original showing.

All the field work in the current program will be completed and compiled within the next two months and a final report will be issued early in the new year, including recommendations for the next stage of exploration and the drilling of key target areas. The Company has signed a diamond drill contract, anticipating a start of drilling about November 20th, however the driller was unable to start as planned. Given an early and heavy snowfall in the area it was decided to postpone drilling until early in the new year when a large extended program could be initiated. A new drilling contract is now being negotiated for the project and is anticipated to be finalized within the next two weeks.

For information purposes: Worldwide coal consumption has been increasing significantly over the past several years due primarily to the world's increasing energy and electricity demands as well as increasing steel production to supply booming economies such as China and other Asian countries. It is estimated by the Energy Information Administration (EIA) that roughly 24% of the world's population is still without electricity. Due to the unavailability or non feasibility of nuclear, hydro, or natural gas that can be converted to electricity in many undeveloped countries, the only viable option for many is coal, which is more available and practical. World coal demand is expected to grow for years to come as undeveloped countries continually increase their percentage of world energy consumption. This is also true for many developed countries with limited energy options, as clean coal technologies are now becoming available, and getting better, so that global warming and environmental issues can now be properly addressed. According to the EIA "International Energy Outlook 2006", world coal consumption is expected to about double from 2003 to 2030. In the U.S., over half of electricity production comes from coal, and this is expected to continue. "In western Canada, where most of the country's coal resources are located, increasing demand for electricity is expected to result in the need for additional coal-fired generating capacity." Source: "www.eia.doe.gov/oiaf/ieo/coal.html".

On behalf of the Board of Directors
JET GOLD CORP

"Robert L. Card"

Robert L. Card
President

Investor Contact: Robert L. Card
                      Jet Gold Corp.
                      604-687-7828, 1-888-687-7828
                      jetgoldcorp@shaw.ca
                      www.jetgoldcorp.com

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

December 15, 2006 - JET GOLD CORP. (TSXV - JAU) (the "Company") reports that it has negotiated a private placement of securities as follows: 900,000 flow-through units at a price of 15 cents per unit, composed of one share and a warrant to buy one share at 25 cents for two years and 100,000 regular units for a unit price of 15 cents of one share and a two year warrant to buy the share at 25 cents. The funds, $150,000, are expected to be used for further development and drilling of the Naskeena Coal Project located in the Bowser Basin coal suite near Terrace in NE British Columbia.

The Company is in negotiation with three drilling contractors at present and expects to sign a drilling contract within a week. It is planned to start drilling as soon as weather and snow conditions allow in the spring. The contract is initially for 2000 feet of NQ or better and another 2000 feet of AQ or BQ. Assuming the drilling is productive, the Company expects to continue drilling throughout the spring and summer in development of the coal reserves.

It has recently been reported that British Columbia has been a net importer of electricity for the past five years. This opens up the possibility of building a clean burning coal fired electrical plant on or near the Naskeena Project should sufficient reserves be developed. In the meantime the Company has received inquiries from both India and China as buyers of coal even though we do not have any announced reserves. In 1914, G.F. Monckton produced a report estimating reserves of 'smokeless' steam coal in excess of 200 million tons on the Naskeena project. This estimate was not 43-101 compliant in 1914 so the present work program will be directed to producing a 43-101 report for the property.

In Texas, the Funk #1 and Funk #3 wells, in which the Company has a 5% interest, have both been connected to sales and are producing over 400MCF of natural gas daily on average. The Funk #2 well is scheduled to start drilling in the next week.

On behalf of the Board of Directors
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President

Investor Contact: Robert L. Card
                         604-687-7828,   1-888-687-7828
                         jetgoldcorp@shaw.ca
                         www.jetgoldcorp.com

No Canadian stock exchange has approved or disapproved the contents of this release

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   <u>NAME AND ADDRESS OF COMPANY</u>

Jet Gold Corp.
(the "Company")
Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3

ITEM 2   <u>DATE OF MATERIAL CHANGE</u>

December 15, 2006

ITEM 3   <u>PRESS RELEASE</u>

Issued December 15, 2006

ITEM 4   <u>SUMMARY OF MATERIAL CHANGE</u>

The Company has negotiated a private placement of up to 900,000 flow-through units at a price of $0.15 per unit and 100,000 regular units for a unit price of $0.15.

ITEM 5   <u>FULL DESCRIPTION OF MATERIAL CHANGE</u>

Jet Gold Corp. has negotiated a private placement of securities as follows: 900,000 flow-through units at a price of 15 cents per unit, composed of one share and a warrant to buy one share at 25 cents for two years and 100,000 regular units for a unit price of 15 cents of one share and a two year warrant to buy the share at 25 cents. The funds, $150,000, are expected to be used for further development and drilling of the Naskeena Coal Project located in the Bowser Basin coal suite near Terrace in NE British Columbia.

The Company is in negotiation with three drilling contractors at present and expects to sign a drilling contract within a week. It is planned to start drilling as soon as weather and snow conditions allow in the spring. The contract is initially for 2000 feet of NQ or better and another 2000 feet of AQ or BQ. Assuming the drilling is productive, the Company expects to continue drilling throughout the spring and summer in development of the coal reserves.

It has recently been reported that British Columbia has been a net importer of electricity for the past five years. This opens up the possibility of building a clean burning coal fired electrical plant on or near the Naskeena Project should sufficient reserves be developed. In the meantime the Company has received inquiries from both India and China as buyers of coal even though we do not have any announced reserves. In 1914, G.F. Monckton produced a report estimating reserves of 'smokeless' steam coal in excess of 200 million tons on the Naskeena project. This estimate was not 43-101 compliant in 1914 so the present work program will be directed to producing a 43-101 report for the property.

In Texas, the Funk #1 and Funk #3 wells, in which the Company has a 5% interest, have both been connected to sales and are producing over 400MCF of natural gas daily on average. The Funk #2 well is scheduled to start drilling in the next week.

ITEM 6   **RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102**

Not applicable

ITEM 7   **OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8   **EXECUTIVE OFFICER**

Contact: Robert L. Card
Telephone: (604) 687-7828

ITEM 9   **DATE OF REPORT**

December 15, 2006

/s/ Robert L. Card

Robert L. Card
President